UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

May 9, 2019

We hereby inform as a Relevant Information Communication the Corporate Simple Reorganization Project.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: May 9, 2019

CORPORATE SIMPLE REORGANIZATION PROJECT

1.      Name and activity of participating companies

1.1.	Contributing company:

	- Company name:	Graña y Montero S.A.A.

	- Economic activity:	Investments and mercantile operations in general, acquisition, transfer and negotiation of shares, participations or quotas, titles representing obligations, titles of credits and derivative products, issued by companies in Peru or abroad, whatever is the economic activity that these develop directly or through the stock exchange, as well as the rendering of managerial and administrative services to related companies and/or third parties.

1.2.	Recipient company:

	- Company name:	Inversiones en Transportes S.A.C. (special purpose company in the process of being incorporated).

	- Economic activity:	Ownership of shares, participations and transferable securities in general issued by companies incorporated and existing in the Republic of Peru or outside it. Likewise, it may purchase and sell movable assets or real property, make contributions to domestic or foreign companies, acquire securities, bonds, purchase shares or any other title or document representing investment or credit.

2.      Purpose and explanation of the simple reorganization project

Through the proposed simple reorganization, in accordance with article 391 of the Peruvian Corporate Law1, Graña y Montero S.A.A. seeks to generate a structure that allows the optimization of its financial resources in the infrastructure business.

Therefore, it is proposed that Graña y Montero S.A.A. segregate and contribute an equity block conformed by class B shares representing 50% of GyM Ferrovias S.A. in favor of Inversiones en Transportes S.A.C., a special purpose company, through the simple corporate reorganization of the equity block. The reorganization transfer would be carried out at book value.

1 Article 391 of the Peruvian Corporate Law: "Simple corporate reorganization is considered the act by which a company segregates one or more equity blocks and contributes them to one or more new or existing companies, receiving in exchange and conserving in its assets the shares or participations corresponding to said contributions."

The proposed simple reorganization will allow Graña y Montero S.A.A. to have an efficient corporate structure, making it possible, if required, to obtain financing that indirectly leverages GyM Ferrovias S.A. without affecting its shares or its creditors.

It should be noted that the effective contribution of the shares of GyM Ferrovias S.A. to Inversiones en Transportes S.A.C. is subject to government approvals currently in process.

3.      Economic group relationship of participating companies

Graña y Montero S.A.A. and Inversiones en Transportes S.A.C., currently in the process of being incorporated, are related companies in accordance with rules established in the Peruvian Indirect Property, Related Party and Economic Group Regulations. Specifically, Graña y Montero S.A.A. will indirectly own 99.9% of Inversiones en Transportes S.A.C.

4.      Delegation of specific terms and conditions to the Board of Directors

It is proposed that the General Shareholders’ Meeting delegate to the Board of Directors the approval of all specific terms and conditions that, following the guidelines established in this document, integrate and complement the simple reorganization, including all acts, contracts and/or any document necessary to carry out the execution of the simple reorganization.